Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 2 August 2022 in relation to the election of Mr. Cao Weiqing as an Employee Representative Supervisor of the seventh session of the board of supervisors of the Company (the “Board of Supervisors”) at the ninth extraordinary meeting of the third session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Mr. Cao Weiqing issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Cao Weiqing as a Supervisor of the Company has been approved by the CBIRC and his term of office commenced on 28 October 2022. For the biographical details of Mr. Cao Weiqing, please refer to the announcement of the Company dated 2 August 2022.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 November 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie